

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 16, 2009

Via Mail and Fax

Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Southeast Airport Group
Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas, 05120 Mexico, D.F. Mexico

> **RE:** **Southeast Airport Group**
> **File Number: 001-15132**
> **Form 20-F for the Year Ended December 31, 2008**

Dear Mr. Castro:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2008

Item 3. Key Information
Selected Financial Data, page 2

1. You disclose in note 9 to the table that income tax was payable on dividends because the distribution was not made from our after-tax earnings account. Please clarify for us and in your disclosure whether the note pertains to all periods presented or only certain periods, and if only certain periods, which periods. Also, disclose the amount of taxes accrued for each period affected and which line item of the table the taxes are included.

Item 5. Operating and Financial Review and Prospects

2. We note your presentation of "cost of services margin" on page 77, and "operating margin" and "net margin" on page 82. However, we did not note any analysis of the changes in these measures, and no discussion of the apparent trends exhibited by these measures. Please expand your disclosure to include an analysis at the appropriate level of detail.

Operating Results by Airport, page 81

3. On an overview basis, please discuss the significant factors that impact the results of operations of each airport and that cause results of operations and profit margins (defined as operating income of each airport divided by corresponding revenues) to vary among airports. Also, include an analysis at the appropriate level of detail of the material factors that cause results of operations and profit margin of each airport to vary between comparative periods presented.

4. We note that "other" in the table includes amounts for both airport and nonairport operations. Please consider disaggregating the amounts in this line between airport and nonairport operations to enable investors to have a fuller understanding of your operations attributable solely to airports.

5. We note the intercompany agreement referred to in note 1 to the table. Please explain to us and disclose in further detail the business purpose associated with this agreement. Also, explain to us and disclose how the results presented for each airport are representative of its actual operations. Additionally, quantify for us and in your disclosure how the results of each airport were impacted by the operation of the intercompany agreement.

Comparative Results of Operations
Revenues, pages 83 and 85

6. We note your explanation of changes in aeronautical revenues per workload unit included in the analysis of revenues between comparative periods presented. In support of this assertion, please consider a table that separately displays the number of international and domestic passengers, along with the associated revenue and revenue per workload unit, to enable investors to further understand the relative impact of each passenger group.

7. For the respective sources of nonaeronautical revenues cited in terms of percentage increases between comparative periods presented, please also quantify the associated amount of the increases in pesos to enable investors to understand the relative magnitude of each. In this regard, consider use of a table that lists each source of nonaeronautical revenue accompanied by the associated peso amount for each comparative period presented and relative percentage change therein.

8. In connection with comparisons of regulated and nonregulated sources between the comparative periods presented, consider a table that lists the types of services within each category, particularly those that are commercial and noncommercial, so investors may have a fuller and clearer understanding of the relative impact of each source. For example, you refer to commercial services described above in the last sentence of the revenue analysis in each comparative period presented, but it is not clear what services to which you are referring and which of such are commercial.

9. Please discuss the significant factors (for example, price increases, service mix, etc.) at the appropriate level of detail contributing to the increase in nonaeronautical revenue per terminal passenger in each of 2007 and 2008 relative to the comparative prior year period. If service mix is a factor, provide an analysis at the appropriate level of detail of the underlying drivers affecting service mix, for example, the primary services affecting the measure, relative revenues on a per unit basis associated with the services cited compared to the other nonaeronautical services, why cited services performed better/worse relative to the other nonaeronautical services, etc.

Operating Expenses and Operating Income, pages 83 and 86

10. Please quantify each factor to which variances in cost of services and general and administrative expenses are attributed to enable investors to understand the relative magnitude of each. Additionally, discuss underlying drivers and trend prospects associated with each factor cited. For example, you state that cost of services and general and administrative expenses increased in 2008 due to personnel costs related to the personnel reorganization that occurred but did not state why personnel costs were impacted by this nor the prospect of associated continued higher level of personnel costs. Further, analyze at the appropriate level of detail the reasons for material variances in operating expenses, on both a consolidated and segment basis, and cost of services per workload unit for each comparative period presented.

Income Taxes, Asset Tax and Deferred Flat Rate Business Tax, pages 85 and 87

11. Please quantify each factor cited in this section and under "Net Income" that contribute to the change in the amount of the tax provision between comparative periods. In this regard, consider disclosure of the impact of taxes solely in this section. Also, ensure (i) your analysis is clear on why and how the factors cited impact your tax provision(s) between comparative periods, (ii) your analysis clearly addresses the underlying reasons for changes in effective tax rates between comparative periods, and (iii) that it is clear whether the "effective tax rate" refers to the overall tax provision or to a only a specific tax component within the overall provision, given that your tax provision consists of three separate types of taxes as indicated on the statements of income. It appears that a thorough analysis of the change in the effective income tax rate between the periods presented as indicated in note 13 of the notes to the consolidated financial statements would be useful to an

understanding of how and why your total tax provision materially changed between the years. In this regard, it does not appear that your reference in "Net Income" to the "Taxation" section, although useful as background, clearly explains the magnitude of the variances in your tax provisions and effective tax rate for 2008. In connection with this, amounts paid in 2006 and 2007 for the asset tax as indicated under "Taxation" are not representative of the much lower provision amounts for this tax as presented in the statements of income, and there is no analysis of the difference. It also does not appear that citing the balances of the deferred IETU tax liability and deferred IETU tax asset in the comparison of 2008 to 2007 adequately quantifies the effect of this on the tax provision, and the change in such balances does not appear to have a material effect. Further, it is also not clear why net income for 2008 was materially benefitted by the elimination of the asset tax when it was replaced by a higher amount of IETU in that year. Given the number of separate taxes making up your total tax provision, consider separate analysis of each type of tax between comparative periods.

12. We note in connection with the personnel reorganization undertaken in 2008 that employees had been transferred to consolidated subsidiaries of the company. From a consolidated perspective, please explain to us and disclose why you were not required to pay employee statutory profit sharing for 2008, and why it was appropriate to cancel the provision for deferred employee profit sharing which appears to have been accrued as an obligation related to past service. Also, quantify the effect of cancelling the deferred employee profit sharing provision. Further, clearly explain the relationship of employee statutory profit sharing to your taxes in 2007, 2008 and subsequent periods relative to your change in classifying associated amounts in connection with the change in Mexican GAAP in 2007 on this point as disclosed elsewhere in your filing.

13. In connection with the above comment, we note your disclosure on page 79 that you are committed to pay each employee a minimum payment of Ps. 14,000 per year in lieu of statutory profit sharing. Please tell us whether you have accrued a liability for such payments and the amount of such at December 31, 2008, and where and what amounts associated with this liability are recorded in your financial statements in each of the last three annual periods.

Tabular disclosure of contractual obligations, page 95

14. Since the Technical Assistance agreement appears to be in effect for the entire five year period of the table given that the agreement is automatically renewed for successive five-year terms, it appears that the annual fixed minimum amount should be presented for each of the periods presented in the table. Please revise the table accordingly.

Notes to Consolidated Financial Statements
Note 3. Summary of significant Mexican FRS accounting policies
e) Rights to use airport facilities, environmental liabilities and airport concessions, page F-14

15. Please state the total life and the amount remaining thereof in regard to airport concessions.

g) Employees Benefits.- Seniority premiums and employee severance pay, page F-15

16. Please explain to us the nature of the seniority premiums and the associated significant terms and conditions. Explain to us and disclose how the amount of the liability for such benefit is computed and how the annual cost is determined under Mexican GAAP. Further, please advise if you account for this benefit for US GAAP purposes as presented in note 18 of the notes to the consolidated financial statements pursuant to Accounting Standards Codification (ASC) Topic 712 "Compensation – Nonretirement Postemployment Benefits" or ASC Topic 715 "Compensation – Retirement Benefits," and which of the subtopics 10 through 80 thereunder you follow, and the basis for the topic and subtopic, as appropriate, followed. Also, please advise how your disclosure for this benefit for US GAAP purposes complies with the applicable disclosure requirements of ASC Topic 712 or Topic 715.

17. From your disclosures we note that in 2008 you changed the amortization period for items pending amortization at December 31, 2007 to five years apparently in response to a newly effective Mexican accounting standard. This treatment appears to differ from that for US GAAP purposes in which amortization generally occurs over future years of service pursuant to ASC 715-30-35-10 and 24 and ASC 715-60-35-15 and 29 in regard to defined benefit plans. However, we did not note a reconciling item for this treatment difference between Mexican and US GAAP in note 18 of the notes to the financial statements. Please advise.

18. You disclose here that in 2008 you cancelled the additional liability, corresponding intangible assets and related component in accounting equity existing at December 31, 2007. Please explain to us and clearly disclose (i) to which specific benefits such cancellations relate and why such cancellations were appropriate, (ii) the amounts that were cancelled, and (iii) whether or not there were replacement or substitute benefits for those cancelled, and if so, the amount of such benefits and related liability recorded in 2008.

Note 13. Income tax, asset tax and flat rate business tax (IETU)
a) Income tax, page F-30

19. Please clarify for us and in your disclosure what "income tax" referred to in the first paragraph represents. Based on the amounts cited relative to the income tax provisions recorded as indicated further in note 13, it appears these amounts may

represent "taxable income." If these amounts are intended to represent "income tax," please explain to us how these amounts relate to the income tax provisions recorded.

20. We note that Grupo Aeroportuario del Sureste, S. A. B. de C.V is the parent holding company that conducts all of its operations through its subsidiaries. We also note that no consolidated tax return is prepared. In connection with this, please clarify for us and in your disclosure the significance of presenting in the first paragraph the apparent taxable income of the parent and how such relates to the separate taxable income/loss of its subsidiaries and Cancun Airport separately cited in the first paragraph, and in particular how the taxable amounts for each entity are factored into determining the consolidated tax provision reported.

21. Please reconcile your disclosure on this page that indicates apparent taxable income to your disclosure on page 79 under "Employee Statutory Profit Sharing" that you were not required to pay employee statutory profit sharing in 2006, 2007 and 2008 because you generated tax losses in those years.

22. Please explain to us and disclose the reason for the variations in the amount of the current tax provision presented in the first table on page F-31, in particular, why 2008 is so much greater than 2007.

23. We note the significant decrease in tax loss carryforwards in 2008 shown in the deferred income tax table on page F-32, but it is not clear how such change impacted your overall income tax provision and in particular the current tax provision since the current tax provision significantly increased in 2008 as shown on page F-31. Please clarify for us and in your disclosure.

24. Please explain to us why "Cancellation of deferred income tax from prior periods" gives rise to a deferred tax asset in 2007, as presented in the table for deferred income tax on page F-32. It appears to us that if such amounts are cancelled, the amounts would have been written off and included in the income tax provision for 2007.

25. Please explain to us how the change in "Recoverable asset tax, net of valuation allowance" shown in the deferred income tax table on page F-32 is reflected in the income tax provision for 2008.

c) Flat rate business tax IETU Tax, page F-33

26. You disclose that Mexican companies are required to pay the greater of the IETU or the income tax. Since the tax provisions for 2007 and 2008 include amounts for both of these taxes, please clarify for us and in your disclosure how the respective taxes are factored together into your overall tax provision within the same year.

27. In the table for the IETU provision on page F-34, please explain to us and disclose the basis for the current tax provision.

28. In the table for the deferred IETU tax liability, the basis for the valuation allowance against the liability in 2008 is not clear. Please clarify for us and in your disclosure.

Note 15. Technical assistance agreement, page F-35

29. We note your obligation to pay an annual fee equal to the greater of a fixed fee or 5% of the Company's earnings. Please disclose the fixed fee amount, describe more specifically what you currently receive in exchange for this fee, and consider quantifying out of pocket expenses incurred.

Note 16. Commitments and contingencies, page F-37

30. For item b) under the "contingencies" section, please disclose in further detail the nature of the labor law claims and amounts of the claims so investors may have a better understanding of the claims and their magnitude.

Note 17. Segment information, page F-38

31. Please explain to us the reason for the significant increases in revenues and operating income for other shown in the table.

32. Please explain to us the reason for the loss in Servicios in 2008. Address whether this indicates a known trend that should be discussed further in Item 5.

Note 18. Differences between Mexican Financial Reporting Standards and US GAAP, page F-39

33. For the balance sheet presented in US GAAP on page F-41, please tell us and disclose any amounts within other current liabilities that exceed 5% of total current liabilities pursuant to Rule 5-02.20 of Regulation S-X.

34. In view of your disclosure on page 85 that states you cancelled your provision for deferred employee profit sharing in 2008 for Mexican GAAP, please explain to us the basis for recording a liability for such for US GAAP purposes as indicated by the line "Deferred employees' statutory profit sharing" in the US GAAP balance sheet on page F-41.

35. We note the US GAAP adjustments for 2008 indicated in the reconciliation of net income between Mexican and US GAAP presented in the first table on page F-40. However, despite noting such adjustments, for 2008 we are unable to reconcile the amounts for cost of services and the sum of technical assistance fee, government concession fee and nonordinary items in the consolidated statement of income

presented in Mexican GAAP with the apparent respective corresponding amounts of cost of services and other expenses presented in US GAAP on page F-42. Specifically, there appears to be a difference of $133.177 million in cost of services between the amounts presented in Mexican and US GAAP. Please explain to us the reason for the difference.

36. We note in note (A) "Airport concessions, rights to use airport facilities and environmental liabilities" that you present five years of amortization and depreciation under Mexican GAAP. Please present five years of amortization and depreciation in the subsequent five years applicable to these items for US GAAP purposes pursuant to ASC 350-30-50-2a.3.

37. We note for Mexican GAAP it appears that deferred employees' profit sharing is considered to be a labor obligation and is not recorded as part of the tax provision. Please clarify for us and in your disclosure in note (F) "Deferred Employees' Statutory Profit Sharing ("PTU")" whether amounts associated with this liability are classified in the tax provision or elsewhere and where in the statements of income for US GAAP purposes.

Note (G) Deferred income taxes, page F-45

38. We note that the sum of the lines "noncurrent deferred asset tax" and "recoverable asset tax" in the portion of the deferred income tax table on page F-46 equals the amount on the US GAAP balance sheet for "noncurrent deferred income taxes" for 2008, and appears intended to do the same for 2007 (the sum for 2007 differs from the amount in the balance sheet by Ps. 44,520). To enable investors to readily determine the components of the noncurrent deferred income tax asset on the balance sheet through this note, please consider repositioning the line for "recoverable asset tax" to within the noncurrent deferred income tax section of the table in this note.

39. In connection with the "recoverable asset tax" amounts presented here, we note that they are the same as the amounts reported under Mexican GAAP as presented on page F-32. Since the amounts in Mexican GAAP are presented net of valuation allowances, please present the associated valuation allowances here as well for US GAAP purposes.

40. Please explain to us why the amount presented for "Net deferred income tax liability under Mexican FRS" for 2008 in the table on page F-46 of Ps. 800,819 does not equal the amount for "net deferred tax liabilities" for 2008 of Ps. 1,091,206 presented in the table on page F-32 in note 13 of the notes to the consolidated financial statements. The amount of the difference of Ps. 290,387 appears to be the amount of the tax paid on dividends.

(K) Supplemental Cash Flow Information, page F-48

41. Please explain to us why it is appropriate to present the tax on dividends of Ps. 351,262 in 2008 as a financing activity rather than as an operating activity when it appears from your disclosure that tax on dividends is a component of the tax provision in arriving at results of operations in the statement of income for US GAAP purposes according to note (2) of the notes to the statements of income on page F-42. Pursuant to ASC 230-10-45-17.c, payments to governments for taxes are an operating activity for US GAAP purposes.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   · the company is responsible for the adequacy and accuracy of the disclosures in the filings;
   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

         You may contact Doug Jones at 202-551-3309 with any other questions. You may also contact me at 202-551-3380.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief